EXHIBIT 14.1







                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





We hereby consent to the incorporation by reference into the registration statements on Form S-8 of Tecnomatix Technologies Ltd. (registration numbers 333-14082, 333-11466, 333-04766 and 33-66334) of our report dated February 9,
2004, issued with respect to the consolidated financial statements of Tecnomatix Technologies Ltd. and filed with this Annual Report on Form 20-F/A for the year ended December 31, 2003.




/s/ BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER OF DELOITTE TOUCHE TOHMATSU



Tel Aviv, Israel
June 21, 2004